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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SalamAir, Oman’s Low-Cost Carrier, Selects the Embraer E195-E2 for Next Stage of Growth

Istanbul, Turkey, October 6, 2022 –SalamAir has signed a firm order with Embraer S.A. (“Embraer”) for six E195-E2, with options for a further six aircraft. The E195-E2, the quietest and most efficient aircraft in its class, will be delivered in a comfortable dual class configuration with 135 seats, beginning at the end of 2023. The deal, which will be added to the Q3 backlog, is valued at US$934.6 million, at list price with all options exercised.

The Muscat based low-cost carrier has opted for the E195-E2 to join and complement their all Airbus narrowbody fleet for the benefits and flexibility right-sizing provides; protecting yields while growing frequencies, and developing new markets and city pairs profitably.

Captain Mohamed Ahmed, CEO of SalamAir, said, “The aircraft will grow to be a core part of our fleet portfolio. It is exhilarating for us to be the first airline in the Middle East to fly the incredible E195-E2. Embraer’s aircraft represents the best environmental efficiency, operating performance, and passenger comfort. The aircraft’s sophisticated aerodynamics, novel wing design and new technologies enable its exceptional energy efficiency. These aircraft are perfect for the next frontier of our growth. They will allow the airline to open new local and regional cities and increase its frequency to these destinations due to its fuel efficiency and capacity, which suits the needs of these markets. The new fleet will be used on domestic flights initially, including the 4 oil fields and 4 international airports within Oman, as we receive more aircraft we will be able to use them on regional airports in neighbouring countries which today are not connected to Oman.

Arjan Meijer, President and CEO Embraer Commercial Aviation, added, “It’s great to be growing in the Middle East, a region that has often focused on long-haul travel. For Embraer it is also important to see a pioneering low-cost carrier like SalamAir recognize the value that E-Jets deliver in the LCC scenario, complementing larger narrowbodies to grow and maintain networks.”

Aircraft Images: https://embraer.imagerelay.com/ml/62d3bb52a22e469cb58e3a83b92879d8

Follow us on Twitter: @Embraer

About SalamAir

SalamAir commenced its commercial operations in 2017, intending to set new standards in the aviation industry in Oman. SalamAir meets the country's increasing demand for affordable travel options and aims to generate further opportunities for employment and business creation in various Oman sectors. In five years, SalamAir has achieved growth in its operations and expanded its region's reach. SalamAir was awarded Oman’s Most Trusted Brand 2021 and The Youngest Fleet in Asia for 2021 and 2022 by Ch-Aviation. It operates six A320neo, four A321neo and one Airbus A321 freighter.

SalamAir flies to domestic destinations, including Muscat, Salalah, Suhar, and Duqm international destinations to Dubai, Doha, Riyadh, Jeddah, Dammam, Kuwait, Bahrain, Sarajevo, Istanbul, Trabzon, Bursa, Kathmandu, Baku, Phuket, Prague, Shiraz, Tehran, Alexandria, Khartoum, Multan, Sialkot, Karachi, Dhaka, Chattogram, Jaipur, Trivandrum, and Lucknow. SalamAir flies directly from Suhar to Shiraz, Salalah and Calicut, and Trabzon from Salalah to Calicut and Prague.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations